SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement on review decision in relation to NYSE determination to delist American Depositary Shares, dated May 7, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	the completion of our proposed A share offering;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 7, 2021	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

REVIEW DECISION IN RELATION TO NYSE DETERMINATION TO DELIST

AMERICAN DEPOSITARY SHARES

This announcement is made by China Telecom Corporation Limited (the “Company”) on a voluntary basis.

We refer to (i) the announcements of the Company dated 13 November 2020 and 4 January 2021 in relation to the Executive Order (as defined in those announcements) and the decision of The New York Stock Exchange LLC (the “NYSE”) to delist the American Depositary Shares of the Company (NYSE stock ticker: CHA) (the “ADSs”); (ii) the announcement of the Company dated 5 January 2021 in relation to the announcement by the NYSE that NYSE Regulation no longer intended to move forward with the delisting action in relation to the ADSs; (iii) the announcement of the Company dated 7 January 2021 in relation to the announcement by the NYSE that NYSE Regulation had determined to re-commence delisting proceedings of the ADSs (the “Determination”); and (iv) the announcement of the Company dated 21 January 2021 in relation to the Company’s written request for a review of the Determination by a Committee of the Board of Directors of the NYSE (the “Committee”).

In order to protect the interests of the Company and its shareholders, on 20 January 2021 (US Eastern standard time), the Company filed with the NYSE a written request for a review of the Determination by the Committee. On 6 May 2021 (US Eastern standard time), the Committee affirmed the Determination. Pursuant to Section 804.00 of the NYSE Listed Company Manual, the Company expects the NYSE to file a Form 25 with the US Securities and Exchange Commission (the “SEC”) to strike the Company’s ADSs from listing and registration and furnish a copy of such Form 25 to the Company. Pursuant to Section 804.00 of the NYSE Listed Company Manual, prior to filing the Form 25 with the SEC, the NYSE will give public notice of its final determination to remove the ADSs from listing by issuing a press release and posting a notice on its website. Such notice will remain posted on the NYSE’s website until the delisting is effective. Pursuant to Rule 12d2-2 under the US Securities Exchange Act of 1934, as amended, the delisting of the Company’s ADSs will be effective 10 days after the Form 25 is filed with the SEC.

A-1

As of 6 May 2021, the number of ADSs in issue was approximately 1.14 million, which represented approximately 0.14% of the Company’s total issued shares. The Bank of New York Mellon is the ADS depositary of the Company. Holders of ADSs can tender their ADSs to the Bank of New York Mellon in exchange for H shares of the Company subject to the terms of the deposit agreement entered into among the Company, the Bank of New York Mellon, and holders and beneficial owners of ADSs from time to time. Each ADS can be exchanged for 100 H shares of the Company. The H shares of the Company are traded on The Stock Exchange of Hong Kong Limited. In view of the suspension of trading in the ADSs by the NYSE since 4:00 a.m. (US Eastern standard time) on 11 January 2021 and the impending delisting of the ADSs, holders of the ADSs may consult with their professional advisers or the Bank of New York Mellon regarding the exchange of the ADSs held by them into H shares of the Company.

Since its listing in 2002, the Company has strictly complied with the laws and regulations, market rules as well as regulatory requirements of its listing venues, and has been operating in accordance with laws and regulations. The Company will continue to pay close attention to the development of related matters and also seek professional advice and reserve all rights to protect the legitimate interests of the Company. The Company will publish further announcement(s) as necessary and when appropriate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and applicable laws in the future.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Wong Yuk Har
Company Secretary

Beijing, China, 7 May 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

A-2